As filed with the Securities and Exchange Commission
				on March 11, 2003

            UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               FORM 15

                 CERTIFICATION AND NOTICE OF TERMINATION
OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE
ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS
 13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.

                       Commission File Number 0-29974


                           KNOWLEDGEMAX, INC.

          (Exact name of registrant as specified in its charter)


         Delaware                      52-2151837
(State or other jurisdiction   (I.R.S. Employer Identification No.)
     of incorporation)


     7900 Westpark Drive, Suite T-300
            McLean, Virginia                        22102
  (Address of principal executive offices)       (Zip Code)


    Registrant's telephone number, including area code: (703) 893-1800

                          ---------------------
Common Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports: *

Rule 12g-4(a)(1)(i)   ___			Rule 12h-3(b)(1)(i)    ___
Rule 12g-4(a)(1)(ii)  ___			Rule 12h-3(b)(1)(ii)   ___
Rule 12g-4(a)(2)(i)   ___			Rule 12h-3(b)(2)(i)    ___
Rule 12g-4(a)(2)(ii)  ___ 			Rule 12h-3(b)(2)(ii)   ___
Rule 15d-6 --------   ___
*See Attached         _X_

Approximate number of holders of record as of the certification or notice date: 22,000

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INFORMATION FILING
As discussed in the Form 8K filed with the Securities and Exchange Commission on February 24, 2003, Knowledgemax, Inc. (the "Company") ceased operations on February 20, 2003, and all of the assets of the Company were acquired by its secured creditor.

As a result of the foreclosure of the Company assets, and as there is no ability of the Company to satisfy the debts (with liabilities far in excess of any assets now foreclosed), the Company ceased all operations on February 20, 2003. All employees were terminated on that date.
Notifications have been mailed to creditors.

The Company has taken steps to cease all operations, and this filing will constitute the Company's final filing. While the filing of Form 15 does not specifically apply to the Company because of the large number of shareholders, the Company has filed this form to formally cease all trading of its shares, as the Company has no assets and has ceased operations.


SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Knowledgemax, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

					KNOWLEDGEMAX, INC.
					(Registrant)


Dated: March 11, 2003                      /s/ E. Linwood Pearce
                                        --------------------------
                                        By: E. Linwood Pearce
                                            Chairman and Chief
                                             Executive Officer


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